UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Board of Directors’ Proposals to be submitted to the shareholders of Banco Bradesco S.A., at the Annual Shareholders’ Meeting to be held cumulatively with the Special Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

Dear Shareholders,

The Board of Directors of Banco Bradesco S.A. hereby submits to your analysis and deliberation the following proposals:

I. Net income allocation of the year and ratification of the amount of interest on own capital and dividends paid, as follows:

Taking into account that the Company obtained during the year ended on December 31, 2009 the Net Income of R$8,012,282,297.68, we propose:

a)	to allocate as follows: R$400,614,114.89 to the “Profit Reserves – Legal Reserve”; R$4,893,587,024.06 to the “Profit Reserves – Statutory Reserve”; and R$2,718,081,158.73 for the payment of Interest on Own Capital and Dividends, of which R$1,009,086,158.73 have already been paid and R$1,708,995,000.00 will be paid on March 9, 2010; and

b)	the ratification of the amount of interest on own capital and dividends paid, taking into account that a payment of interest on own capital/dividends related to the year 2009 will not be proposed to the Shareholders’ Meeting, due to the fact that they have already been declared in that year.

II. Compensation of the Management and of the Fiscal Council

Management’s Compensation

For the year 2010, we propose the global amount of up to R$ 170,000,000,.00, for the Management’s compensation, and the amount of up to R$ 170,000,000.00 to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization.

These proposals are justified by the fact that the Managers have a wide experience and vast knowledge of the Company, due to the fact that most of them have developed their career at the Organization, as well as the need of retaining their talents in an increasingly competitive market.

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Board of Directors’ Proposals to be submitted to the shareholders of Banco Bradesco S.A., at the Annual Shareholders’ Meeting to be held cumulatively with the Special Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

.2.

Concurrently, according to the Compensation Committee’s analysis, the Brazilian economy was able to calmly and safely deal with the global financial crisis, due to the solid evidence of an upturn trend, showing that the Brazilian economy, as of 2010, should be marked by a strong expansion.

On the other hand, the Compensation Committee will permanently assess the Bank’s performance and the fulfillment of objectives and budget, with a view to verifying if results justify the distribution of amounts mentioned above until the limits proposed herein.

Pursuant to letter “n” of Article 9 of the Bylaws, the global compensation will be distributed, at a meeting of the Board of Directors, to its members and to the members of the Board of Executive Officers.

Fiscal Council’s Members’s Compensation

Pursuant to Paragraph 3, Article 162, of Law # 6,404/76, the compensation of the members of the Fiscal Council shall be determined at the Shareholders’ Meeting in which they are elected and it cannot be lower, for each member in office, to 10% (ten percent) of the average compensation attributed to each Officer, without benefits, expense account and the Company’s profit sharing.

At the Annual Shareholders’ Meeting held on March 10, 2009, it was established a monthly amount of R$ 12,000.00 to each member, and the Alternate Members are remunerated only when they replace the Sitting Members, in the cases of vacancy.

We propose the maintenance of the monthly compensation of R$12,000.00 (twelve thousand reais) to each Fiscal Council’s Sitting Member, and the Alternate Members shall be remunerated only when they replace the Sitting Members, in the cases of vacancy and absence or in the event of temporary impediments.

Cidade de Deus, Osasco, SP, February 9, 2010

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Board of Directors’ Proposals to be submitted to the shareholders of Banco Bradesco S.A., at the Annual Shareholders’ Meeting to be held cumulatively with the Special Shareholders’ Meeting, on March 10, 2010, at 5:00 p.m.

.3.

Board of Directors

Lázaro de Mello Brandão	- Chairman
Antônio Bornia	- Vice-Chairman
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez
Luiz Carlos Trabuco Cappi
Carlos Alberto Rodrigues Guilherme

-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-.-
This is a free English translation of the excerpt from the Special Board of Directors’ Meeting # 1,582 of the Bank, held on February 9, 2010, drawn up in the Company`s records.

Banco Bradesco S.A.
José Luiz Acar Pedro	Domingos Figueiredo de Abreu

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

.1.

Pursuant to Article 192 of Law # 6,404/76, together with the year’s financial statements, the company’s management bodies shall present to the Annual Shareholders’ Meeting, pursuant to the provisions of Articles 193 to 203 and the Bylaws, a proposal for allocation of net income for the year.

Below, we present the comparative table containing the Company’s Management’s proposal for allocation of Net Income and approval of the amount of interest on own capital and dividends already paid for 2009, as well as the allocations for the 3 (three) previous years:

Amount In R$ thousands

Description	Proposals 2009	Destinations			Obs.
		2008	2007	2006
Net Income for the Year	8,012,282	7,521,019	8,009,724	5,054,040
Legal Reserve	400,614	(*) 376,051	400,486	252,702	(a)
Statutory Reserves	4,893,586	4,452,492	4,786,442	2,641,767	(b)
Interest on Own Capital	2,133,269	1,956,591	1,585,618	1,534,571	(c)
Dividends	584,813	735,885	1,237,178	625,000	(d)
(*) (7,620,238 – 99,219)*5%, in which R$7,620,238 thousand correspond to the Net Income and R$ 99,219 thousand refer to the adjust to previous periods referring to Law 11,638/07. Further information, see Note 35d regarding the Financial Statements of year 2008 available on Bradesco’s Investor Relations website.

(a) Legal Reserve

The allocation of a portion of net income to legal reserve is established in Article 193 of Law # 6,404/76 and has the purpose of ensuring the integrity of the capital stock, and may be used only for offsetting losses or increase capital.

Out of the net income for the year, 5% (five percent) will be allocated, before any other allocation, to the recording of legal reserve, which shall not exceed 20% (twenty percent) of the capital stock.

Legal reserve may not be recorded in the fiscal year when the balance of such reserve, added by the amount related to capital reserves addressed by Paragraph 1 of Article 182, exceeds 30% (thirty percent) of the capital stock.

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

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(b) Statutory Reserves

The Article 194 of Law #6,404/76 regulates the creation of statutory reserves. According to this legal provision, the company’s Bylaws may create reserves provided that, for each one, it:

  indicates its purpose in a accurate and complete manner;
  establishes the criteria to determine the annual portion of net income that will be allocated to its recording; and
  establishes the reserve’s maximum limit.

Pursuant to the legislation, Article 31 of the Bylaws sets forth that the net income balance, determined after all statutory allocations, shall have the allocation proposed by the Board of Executive Officers, approved by the Board of Directors, and resolved on at Shareholders’ Meeting, and 100% (one hundred percent) may be allocated to the Profit Reserves – Statutory, aiming to maintain the operating margin compatible with the development of the Company’s active operations, up to the limit of 95% (ninety-five percent) of the amount of the paid up capital stock.

In the event the Board of Executive Officers’ proposal for allocation of the net income for the fiscal year includes payment of dividends and/or interest on own capital in an amount above the mandatory dividends established in Article 30, item III, of the Bylaws, and/or profit retention pursuant to Article 196 of Law # 6,404/76, the net income balance for the purposes of recording of this reserve shall be determined after these allocations are fully deducted.

(c) and (d) Interest on Own Capital and Dividends

Preferred shares have no voting rights, but are entitled to all rights and advantages given to common shares and, in compliance with the Company’s Bylaws, have priority for capital reimbursement and an additional 10% (ten percent) of interest on own capital and/or dividends, pursuant to the provisions of paragraph 1, item II, of Article 17 of Law # 6,404/76, with the new wording in Law # 10,303/01.

According to the Company’s Bylaws, shareholders are entitled to interest on own capital and/or dividends, which together correspond to at least 30% of the net income for the year, adjusted in accordance with the Brazilian Corporation Law.

The interest on own capital is calculated based on shareholders’ equity accounts and limited to the variation of the long-term interest rate (TJLP), subject to the existence ofprofits calculated before the deduction hereof, or of retained earnings and profit reserves in amounts that are equivalent to, or exceed twice the amount of such interest.

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

.3.

Bradesco’s capital remuneration policy aims to distribute the interest on own capital, at the maximum amount calculated pursuant to prevailing laws, which is included, net of Withholding Income Tax, in the calculation of mandatory dividends for the year provided for in the Company’s Bylaws. We clarify that the interest on own capital and dividends declared by Bradesco are not updated.

At a meeting held on January 20, 2009, the Board of Directors approved the Board of Executive Officers’ proposal for increasing by 10% the monthly Dividends, paid to shareholders in advance, in accordance with the Monthly Remuneration System, increasing them from R$0.012017500 to R$0.013219250, related to common shares, and from R$0.013219250 to R$0.014541175, related to preferred shares, in effect since the Dividends related to February 2009, paid on March 2, 2009, benefiting the shareholders registered in the Company’s records as of February 2, 2009.

At a meeting of the Board of Directors held on July 3, 2009, it was approved the Board of Executive Officers’ proposal for the payment to shareholders of intermediary interest on own capital related to the first half of 2009, in the amount of R$ 501 million, of which R$0.155520588 (R$0.132192500 net of 15% Withholding Income Tax) per common share and R$0.171072647 (R$0.14541175 net of 15% Withholding Income Tax) per preferred share, whose payment was made on July 20, 2009.

At a meeting held on December 4, 2009, the Board of Directors approved the Board of Executive Officers’ proposal for the payment to shareholders of complementary interest on own capital related to 2009, in the amount of R$1,632 million, being R$0.499755537 (R$0.424792206 net of 15% Withholding Income Tax) per common share and R$0.549731091 (R$0.467271427 net of 15% Withholding Income Tax) per preferred share, whose payment will be made on March 9, 2010.

The Special Shareholders’ Meeting held on December 18, 2009 resolved, among other matters, on a 10% bonus stock (one new share for each 10 shares held regardless of the type), and the monthly dividends were maintained at R$0.013219250 per common share and R$0.0145411750 per preferred share, so that the amounts paid each month to shareholders were increased by 10%, after the inclusion of the new shares in the positions of shareholders related to stock bonus.

At a meeting held on January 28, 2010, the Board of Executive Officers decided to submit to the Board of Directors, at the meeting to be held on February 10, 2010, the proposal for the payment to the Company’s shareholders of dividends as a complement to

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

.4.

the interest on own capital and dividends related to the 2009 fiscal year, in the amount of R$76,995 thousand, being R$0.021438536 per common share and R$0.023582390 per preferred share, benefiting the shareholders registered in the Company’s records as of February 10, 2010, and beginning on February 11, 2010 the shares will be traded "ex-right" on dividends. In case the proposal is approved, the payment shall be made on March 9, 2010, by the declared amount, net of Withholding Income Tax.

On the tables below, we demonstrate the Interest on Own Capital and Dividends paid and provisioned related to the year 2009, to be approved at the Annaul Shareholders’ Meeting as of March 10, 2010, as well as we present the tables, as to compare, referring to the 3 (three) previous years (amounts in R$ thousands):

Year 2009	Per share (gross)		Gross paid/provisioned amount	IRRF (15%)	Net paid/provisioned amount
	Common	Preferred
Complementary Interest on Own Capital (to be paid on 3.9.2010)	0.499755	0.549731	1,632,000	244,800	1,387,200
Intermediary Interest on Own Capital (paid on 7.20.2009)	0.155521	0.171073	501,269	75,190	426,079
Montlhy Dividends (*)	0.157429	0.173172	507,818	-	507,818
Complementary Dividends (to be paid on 3.9.2010)	0.021439	0.023582	76,995	-	76,995
Total accrued on 12.31.2009	0.834144	0.917558	2,718,082	319,990	2,398,092

Year 2008	Per share (gross)		Gross paid/provisioned amount	IRRF (15%)	Net paid/provisioned amount
	Common	Preferred
Monthly Interest on Own Capital (*)	0.036053	0.039658	114,598	17,190	97,408
Complementary Interest on Own Capital (paid on 3.9.2009)	0.571482	0.628631	1,841,993	276,299	1,565,694
Monthly Dividends (*)	0.228333	0.251166	348,540	-	348,540
Intermediary Dividends (paid on 7.21.2008)	0.120175	0.132193	387,345	-	387,345
Total accrued on 12.31.2008	0.956043	1.051648	2,692,476	293,489	2,398,987

Year 2007	Per share (gross)		Gross paid/provisioned amount	IRRF ( 15%)	Net paid/provisioned amount
	Common	Preferred
Monthly Interest on Own Capital (*)	0.213038	0.234341	447,468	67,120	380,348
Complementary Interest on Own Capital (paid on 3.17.2008)	0.536963	0.590659	1,138,150	170,723	967,427
Intermediary Dividends (paid on 7.23.2007)	0.153223	0.168545	321,978	-	321,978
Complementary dividends (paid on 3.17.2008)	0.401978	0.442176	850,000	-	850,000
Complementary Dividends (paid on 3.17.2008)	0.030760	0.033836	65,200	-	65,200
Total accrued on 12.31.2007	1.335962	1.469557	2,822,796	237,843	2,584,953

Year 2006	Per share (gross)		Gross paid/provisioned	IRRF (15%)	Net paid/provisioned
	Common	Preferred
Monthly Interest on Own Capital (*)	0,380475	0,418523	391,127	58,669	332,458
Intermediary Interest on Own Capital (paid on 7.20.2006)	0,327750	0,360525	336,991	50,549	286,442
Complementary Interest on Own Capital paid on 12.7.2006)	0,784334	0,862767	806,453	120,968	685,485
Complementary Dividends (paid on 12.7.2006)	0,568955	0,625850	585,000	-	585,000
Complementary Dividends (paid on 3.15.2007)	0,038060	0,041866	40,000	-	40,000
Total accrued on 12.31.2006	2,099574	2,309531	2,159,571	230,186	1,929,385
(*) The monthly interest/dividends were paid on the first business day following the Day on which they were declared.

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

.5.

On the tables below, we demonstrate the calculation of Interest on Own Capital and Dividends paid and provisioned related to the year 2009, to be approved at the Annaul Shareholders’ Meeting as of March 10, 2010, as well as we present, as to compare, referring to the 3 (three) previous years:

Year 2009	R$ thousand	% (1)
Net Income for the year	8,012,282
(-) Legal Reserve	(400,614)
Adjusted calculation basis	7,611,668
Interest on Own Capital (gross) - paid and to pay	2,133,269
Withholding income tax on interest on own capital	(319,990)
Interest on Own Capital (net)	1,813,279
Paid and provisioned monthly dividends	584,813
Interest on Own Capital (net) and dividends accrued for 2009	2,398,092	31.51%
Interest on Own Capital (net) and dividends accrued for 2008	2,398,987	33.12%

Year 2008	R$ thousand	% (1)
Net Income for the year	7,620,238
(-) Legal Reserve	(376,051)
Adjusted calculation basis	7,244,187
Interest on Own Capital (gross)	1,956,591
Withholding income tax on interest on own capital	(293,489)
Interest on Own Capital (net)	1,663,102
Paid and provisioned monthly dividends	735,885
Interest on Own Capital (net) and dividends accrued for 2008	2,398,987	33.12%
Interest on Own Capital (net) and dividends accrued for 2007	2,584,953	31.50%

Year 2007	R$ thousand	% (1)
Adjusted Net Income for the year (Goodwill Amortization)	8,638,402
(-) Legal Reserve	(431,920)
Adjusted calculation basis	8,206,482
Interest on Own Capital (gross)	1,585,618
Withholding income tax on interest on own capital	(237,843)
Interest on Own Capital (net)	1,347,775
Paid and provisioned monthly dividends	1,237,178
Interest on Own Capital (net) and dividends accrued for 2007	2,584,953	31.50%
Interest on Own Capital (net) and dividends accrued for 2006	1,929,385	31.51%

Year 2006	R$ thousand	% (1)
Adjusted Net Income for the year (Goodwill Amortization)	6,445,797
(-) Legal Reserve	(322,290)
Adjusted calculation basis	6,123,507
Interest on Own Capital (gross)	1,534,571
Withholding income tax on interest on own capital	(230,186)
Interest on Own Capital (net)	1,304,385
Paid and provisioned monthly dividends	625,000
Interest on Own Capital (net) and dividends accrued for 2006	1,929,385	31.51%
Interest on Own Capital (net) and dividends accrued for 2005	1,650,450	31.51%
         (1) In relation to the Adjusted Calculation Basis

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Further Information on the allocation of Net Income of the year and ratification of the amount of interest on own capital and dividends paid

.6.

Managment’s Compensation

Compensation Practices for Bradesco’s Senior Management

The compensation practices of the Company’s Senior Management aim to acknowledge the services rendered by these professionals, encouraging them to seek for solutions, targeting customer satisfaction, business growth and shareholders’ return.

The compensation is comprised of monthly salary, intended to repay each member for their contribution to the continuity and development of the organizational activities under their responsibility, as well as occasional bonuses, in recognition of their contribution of each one of them to achieve results and Bradesco Organization’s performance.

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Further Information on the Management’s Compensation

.7.

The monthly compensation of the Management is 100% of fees. Occasionally, bonuses are paid according to the evaluation of the organizational results achieved.

The maximum compensations for the Management of Banco Bradesco S.A. for the current year are established at the annual shareholders’ meetings.

The organizational structure counts on a specific Committee that deals with matters related to the compensation of the statutory Management (Remuneration Committee, a statutory body permanently installed). This Committee’s purpose is to propose to the Board of Directors compensation policies and guidelines for the Organization’s Statutory Management, based on the performance targets set forth by the Board of Directors.

The Board of Directors examines the recommendations of this Committee and establishes the monthly salary to be paid to each member, as well as approves the occasional payment of bonuses, according to the Organization’s performance, respecting the limits established at the Annual Shareholders’ Meeting.

The Organization adopts the simplified model, which is composed of monthly salary and the occasional payment of bonuses, according to the evaluation of the Organization’s results and performance.

The criteria are based on individual and business area performance, the Organization’s performance and results, as well as on business growth.

The model to evaluate the senior management’s performance is based on targets established for the period according to the corporate strategic planning. The budget management and plans to improve the management model are references used for the multidimensional evaluation of the professionals responsible for supporting units, and the contributions are individually evaluated, with a financial focus and market expansion.

The compensation practices adopted by the Organization are in line with the interests of the Company, through the continuous maintenance of policies and guidelines carried out by the Remuneration Committee, whose analyses are primarily focused on return to shareholders.

Year 2009

For the year 2009, it was approved the global amount of up to R$ 170,000,000.00 for the Management’s compensation, and the amount up to R$ 100,000,000.00 to support the Management’s Open Complementary Pension Plans, within the Pension Plan targeted at the Employees and the Management of Bradesco Organization.

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Further Information on the Management’s Compensation

.8.

In relation to the compensation, the amount effectively paid in 2009 is distributed as follows:

Amount in R$

Body	Number of members	Fees (R$)	Bonus (R$)	Amount per body (R$)
Board of Directors	7	18,520,000.00	-	18,520,000.00
Board of Executive Officers	82	92,527,000.00	252,000.00	92,779,000.00
Total	89	111,047,000.00	252,000.00	111,299,000.00

The aforementioned paid amounts originated the highest, lowest and the average individual compensation:

Amount in R$

Body	Number of members	Highest Compensation	Lowest Compensation	Average
Board of Directors	7	3,840,000.00	1,920,000.00	2,645,714.29
Board of Executive Officers	82	3,120,000.00	756,000.00	1,131,451.22

The percentage of the total compensation for each body recorded to Bradesco’s results in referring to the members of the Board of Directors and the Board of Executive Officers that are related parties to the controlling shareholders, directly or indirectly, correspond to, respectively, 0.23% and 1.16% .

In relation to the current private pension plans granted to the members of the Board of Directors and Officers, we inform, in the next table, the following:

a)	the number of administrators that meet the conditions to retire;
b)	the adjusted amount of the contributions accumulated in the pension plan up to the end of the last fiscal year, deducting the portion related to contributions directly made by the administrators; and
c)	total accrued amount of contributions made during the year 2009, deducting the portion related to contributions directly made by the administrators.

Amount in R$

Body	Number of members		Item “a”	Item “b”	Item “c”
	Retired participants	Active participants
Board of Directors	4	3	-	75,518,371.72	19,366,299.88
Officers	23	59	-	237,939,058.62	80,294,166.12
Total	27	62	-	313,457,430.34	99,660,466.00

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Further Information on the Management’s Compensation

.9.

In case the participant is older than 55 when he withdraws from the Organization, retired by the INSS, and has contributed to the Plan for at least 10 years or more, he may choose to receive a proportional Instant Monthly Income, resulting from the amount accumulated in the participant’s individual account (contributions made by the company and the participant).

Early redemption is possible after two years subsequent to the contributions made.

Comparison Projected x Paid in 2009

Amount in R$

Description	Approved at the Annual Shaholders’Meeting	Paid	Reduction %
Remuneração	170,000,000.00	111,299,000.00	34.53
Planos de Previdência	100,000,000.00	99,660,466.00	0.34
Total	270,000,000.00	210,959,466.00	21.87

The reduction of compensation in the year 2009, among other measures adopted by Bradesco Organization, was proposed by the Remuneration Committee and approved by the Board of Executive Officers, due to the assessment of the economic world environment, which was globally unstable and required caution and prudence measures, aiming at preserving the Organization from harms of instability.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.